EXHIBIT 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and Preference Dividends

	Year Ended December 31,

	2003	2004	2005	2006(1)	2007
	(Unaudited)
Earnings computation:
Pre tax losses	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(33,047,000)	$(38,200,000)
Fixed charges	115,000	117,000	1,625,000	10,137,000	4,330,000
Preference dividends	—	—	—	(480,000)	(4,128,000)
Interest capitalized	—	—	(28,000)	(36,000)	—
Total Losses	(9,722,000)	(15,545,000)	(16,953,000)	(23,426,000)	(37,998,000)

Fixed Charges computation:
Interest expensed and capitalized	18,000	13,000	1,288,000	9,106,000	18,000
Amortization of debt issuance costs and discounts	—	—	258,000	424,000	—
Interest within rental expense	97,000	104,000	79,000	127,000	184,000
Preference dividends	—	—	—	480,000	4,128,000
Total Fixed Charges	115,000	117,000	1,625,000	10,137,000	4,330,000

Preference Dividends	—	—	—	480,000	4,128,000
Interest Capitalized	—	—	28,000	36,000	—

Deficiency	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(33,047,000)	$(38,200,000)

(1) Fixed charges for the year ended December 31, 2006 include financing charges aggregating $8,491,000 incurred in the exchange of our common stock for all of our outstanding 6% Senior Convertible Notes. Such amount consists of the value of the shares issued in lieu of future interest payments of approximately $8,266,000, amortization of the remaining balance of the beneficial conversion features of approximately $220,000 and out of pocket costs incurred in connection with the exchange transactions.